Unaudited Interim Condensed Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2024 and 2023

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended		Nine months ended
(thousands of U.S. dollars, except per share amounts)	September 30		September 30
	2024	2023	2024	2023
Revenue
Regulated electricity distribution	$361,397	$354,296	$971,514	$998,511
Regulated natural gas distribution	65,722	73,051	393,939	453,728
Regulated water reclamation and distribution	124,297	115,280	302,106	298,562
Non-regulated energy sales	8,910	8,288	27,193	25,709
Other revenue	12,873	13,853	39,958	41,763
	573,199	564,768	1,734,710	1,818,273
Expenses
Operating expenses	235,406	210,487	666,706	642,342
Regulated electricity purchased	100,945	110,096	280,646	334,013
Regulated natural gas purchased	13,236	21,612	132,114	195,493
Regulated water purchased	6,801	5,897	14,961	13,623
Non-regulated energy purchased	14	137	213	424
Depreciation and amortization	99,381	88,349	296,066	263,002
Loss on foreign exchange	6,339	2,907	3,806	8,276
	462,122	439,485	1,394,512	1,457,173
Operating income	111,077	125,283	340,198	361,100
Interest expense (note 7)	(91,370)	(81,607)	(274,132)	(232,653)
Income (loss) from long-term investments (note 6)	26,555	(191,888)	96,202	(271,862)
Other income (note 5)	5,719	11,514	18,448	29,415
Other net losses (note 15)	(9,505)	(74,207)	(19,889)	(111,449)
Pension and other post-employment non-service costs (note 8)	(2,999)	(4,897)	(10,385)	(15,164)
Gain on derivative financial instruments (note 20(b)(iv))	278	729	469	3,934
Earnings (loss) before income taxes	39,755	(215,073)	150,911	(236,679)
Income tax recovery (expense) from Continuing Operations (note 14)
Current	(2,549)	1,750	(15,952)	(11,234)
Deferred	(3,813)	39,005	(17,321)	61,259
	(6,362)	40,755	(33,273)	50,025
Earnings (loss) from continuing operations	33,393	(174,318)	117,638	(186,654)
Loss from discontinued operations, net of tax (note 21)	(1,363,993)	(13,008)	(1,409,502)	(13,383)
Net loss	(1,330,600)	(187,326)	(1,291,864)	(200,037)
Net effect of non-controlling interests from discontinued operations (note 21)	8,787	13,397	42,571	40,010
Net effect of non-controlling interest from continuing operations (note 13)	16,114	(620)	55,214	2,386
Net loss attributable to shareholders of Algonquin Power & Utilities Corp.	$(1,305,699)	$(174,549)	$(1,194,079)	$(157,641)
Series A Shares and Series D Shares dividend (note 12)	2,693	2,117	7,810	6,289
Net loss attributable to common shareholders of Algonquin Power & Utilities Corp.	$(1,308,392)	$(176,666)	$(1,201,889)	$(163,930)
Basic and diluted net earnings (loss) per share from continuing operations (note 16)	$0.06	$(0.26)	$0.23	$(0.28)
Basic and diluted net earnings (loss) per share from discontinued operations	$(1.77)	$—	$(1.90)	$0.04
Basic and diluted net loss per share	$(1.71)	$(0.26)	$(1.67)	$(0.24)
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	Three months ended		Nine months ended
(thousands of U.S. dollars)	September 30		September 30
	2024	2023	2024	2023
Net loss	$(1,330,600)	$(187,326)	$(1,291,864)	$(200,037)
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax recovery of $200 and tax expense of $2,990 (2023 - tax expense of $1,456 and tax recovery of $1,582), (notes 20(b)(iii) and 20(b)(iv))	32,430	(31,044)	36,846	(15,489)
Change in fair value of cash flow hedges, net of tax recovery of $3,980 and tax expense $3,015 (2023 - tax expense of $6,656 and $6,478), (note 20(b)(ii))	(5,990)	13,985	32,662	68,271
Change in pension and other post-employment benefits, net of tax recovery of $251 and $2,019 (2023 - tax recovery of $308 and $753)	(733)	(902)	(5,907)	(2,205)
OCI, net of tax	25,707	(17,961)	63,601	50,577
Comprehensive loss	(1,304,893)	(205,287)	(1,228,263)	(149,460)
Comprehensive loss attributable to the non-controlling interests	(19,729)	(12,786)	(93,635)	(42,193)
Comprehensive loss attributable to shareholders of Algonquin Power & Utilities Corp.	$(1,285,164)	$(192,501)	$(1,134,628)	$(107,267)
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets

(thousands of U.S. dollars)	September 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$64,341	$25,051
Trade and other receivables, net (note 4)	381,823	401,440
Fuel and natural gas in storage	41,177	48,982
Supplies and consumables inventory	186,369	173,424
Regulatory assets (note 5)	177,170	142,970
Prepaid expenses	80,022	65,786
Derivative instruments (note 20)	11,386	5,584
Other assets	4,686	15,800
Assets held for sale (note 21)	151,827	187,308
	1,098,801	1,066,345
Property, plant and equipment, net	9,311,060	9,126,773
Intangible assets, net	72,384	72,464
Goodwill	1,322,065	1,324,062
Regulatory assets (note 5)	1,142,110	1,184,713
Long-term investments (note 6)
Investments carried at fair value	1,078,215	1,054,665
Other long-term investments	66,469	167,709
Derivative instruments (note 20)	60,287	69,206
Deferred income taxes	165,411	150,007
Other assets	151,539	184,403
Assets held for sale (note 21)	3,320,304	3,973,614
	$17,788,645	$18,373,961
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)	September 30,	December 31,
	2024	2023
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$106,952	$180,407
Accrued liabilities	502,224	480,694
Dividends payable (note 12)	50,001	74,995
Regulatory liabilities (note 5)	90,727	99,850
Long-term debt (note 7)	263,763	621,856
Other long-term liabilities (note 9)	49,326	79,315
Derivative instruments (note 20)	1,809	20,709
Other liabilities	10,921	7,894
Liabilities associated with assets held for sale (note 21)	116,659	119,460
	1,192,382	1,685,180
Long-term debt (note 7)	7,211,946	6,878,299
Regulatory liabilities (note 5)	547,926	634,446
Deferred income taxes	651,638	566,264
Derivative instruments (note 20)	10,824	5,971
Pension and other post-employment benefits obligation	100,527	96,496
Other long-term liabilities (note 9)	246,936	291,578
Liabilities associated with assets held for sale (note 21)	1,464,897	1,272,956
	10,234,694	9,746,010
Redeemable non-controlling interests
Redeemable non-controlling interest, held by related party	—	308,350
Redeemable non-controlling interests	8,887	10,013
	8,887	318,363
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	7,390,369	6,229,994
Additional paid-in capital	1,763	7,254
Deficit	(2,690,340)	(1,279,696)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(42,835)	(102,286)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,843,256	5,039,565
Non-controlling interests
Non-controlling interests - tax equity partnership units	1,153,993	1,196,720
Other non-controlling interests	363,594	347,338
Non-controlling interest, held by related party	(8,161)	40,785
	1,509,426	1,584,843
Total equity	6,352,682	6,624,408
Commitments and contingencies (note 18)
Subsequent events (note 7 (a),(b))
	$17,788,645	$18,373,961
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended September 30, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2024	$7,389,116	$184,299	$827	$(1,331,947)	$(63,370)	$1,507,579	$7,686,504
Net loss	—	—	—	(1,305,699)	—	(24,901)	(1,330,600)
Effect of redeemable non-controlling interests not included in equity (note 13)	—	—	—	—	—	331	331
OCI	—	—	—	—	20,535	5,172	25,707
Dividends declared and distributions to non-controlling interests	—	—	—	(53,058)	—	(5,582)	(58,640)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	8,943	8,943
Common shares issued under employee share purchase plan	940	—	—	—	—	—	940
Share-based compensation	—	—	4,522	—	—	—	4,522
Common shares issued pursuant to share-based awards	313	—	—	364	—	—	677
Non-controlling interest assumed on asset acquisition	—	—	(3,586)	—	—	17,884	14,298
Balance, September 30, 2024	$7,390,369	$184,299	$1,763	$(2,690,340)	$(42,835)	$1,509,426	$6,352,682
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the three months ended September 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2023	$6,224,770	$184,299	$4,279	$(1,136,208)	$(91,737)	$1,650,063	$6,835,466
Net loss	—	—	—	(174,549)	—	(12,777)	(187,326)
Redeemable non-controlling interests not included in equity (note 13)	—	—	—	—	—	(6,507)	(6,507)
OCI	—	—	—	—	(17,952)	(9)	(17,961)
Dividends declared and distributions to non-controlling interests	—	—	—	(77,731)	—	(7,640)	(85,371)
Issuance of common shares under employee share purchase plan	1,170	—	—	—	—	—	1,170
Share-based compensation	—	—	4,529	—	—	—	4,529
Common shares issued pursuant to share-based awards	2,401	—	(3,548)	(250)	—	—	(1,397)
Balance, September 30, 2023	$6,228,341	$184,299	$5,260	$(1,388,738)	$(109,689)	$1,623,130	$6,542,603

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the nine months ended September 30, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
Net loss	—	—	—	(1,194,079)	—	(97,785)	(1,291,864)
Effect of redeemable non-controlling interests not included in equity (note 13)	—	—	—	—	—	993	993
OCI	—	—	—	—	59,451	4,150	63,601
Dividends declared and distributions to non-controlling interests	—	—	—	(217,415)	—	(72,661)	(290,076)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	75,802	75,802
Common shares issued upon public offering, net of tax effected cost	1,150,000	—	—	—	—	—	1,150,000
Common shares issued under employee share purchase plan	3,256	—	—	—	—	—	3,256
Share-based compensation	—	—	10,975	—	—	—	10,975
Common shares issued pursuant to share-based awards	7,119	—	(5,783)	850	—	—	2,186
Non-controlling interest assumed on asset acquisition	—	—	(10,683)	—	—	14,084	3,401
Balance, September 30, 2024	$7,390,369	$184,299	$1,763	$(2,690,340)	$(42,835)	$1,509,426	$6,352,682
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the nine months ended September 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net loss	—	—	—	(157,641)	—	(42,396)	(200,037)
Redeemable non-controlling interests not included in equity (note 13)	—	—	—	—	—	(18,244)	(18,244)
OCI	—	—	—	—	50,374	203	50,577
Dividends declared and distributions to non-controlling interests	—	—	—	(202,182)	—	(41,158)	(243,340)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	107,933	107,933
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Issuance of common shares under employee share purchase plan	4,283	—	—	—	—	—	4,283
Share-based compensation	—	—	9,224	—	—	—	9,224
Common shares issued pursuant to share-based awards	9,622	—	(13,377)	(488)	—	—	(4,243)
Balance, September 30, 2023	$6,228,341	$184,299	$5,260	$(1,388,738)	$(109,689)	$1,623,130	$6,542,603
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Cash provided by (used in):
Operating activities
Net loss	$(1,330,600)	$(187,326)	$(1,291,864)	$(200,037)
Adjustments and items not affecting cash:
Depreciation and amortization	110,606	104,785	377,058	344,874
Deferred taxes	(689)	(52,059)	24,357	(96,116)
Initial value and changes in derivative financial instruments net of amortization	4,896	(3,942)	1,896	(13,793)
Share-based compensation	4,452	3,877	14,734	7,772
Cost of equity funds used for construction purposes	(429)	(1,154)	(1,579)	(2,380)
Change in value of investments carried at fair value	50,506	220,798	35,934	352,824
Pension and post-employment expense in excess of (lower than) contributions	1,022	(547)	3,451	(428)
Distributions received from equity investments, net of income	3,680	19,856	37,949	23,410
Other (notes 21(a) and 15(c))	1,293,795	63,132	1,286,239	99,327
Net change in non-cash operating items (note 19)	(70,585)	(34,793)	(54,575)	(88,149)
	66,654	132,627	433,600	427,304
Financing activities
Increase in long-term debt	520,237	1,132,542	2,903,586	1,787,190
Repayments of long-term debt	(428,664)	(649,084)	(3,179,697)	(1,047,263)
Net change in commercial paper	109,000	(130,413)	(339,720)	(38,800)
Issuance of common shares, net of costs	940	1,170	1,153,256	4,283
Cash dividends on common shares	(83,805)	(75,619)	(234,543)	(247,005)
Dividends on preferred shares	(2,707)	(2,117)	(7,824)	(6,289)
Contributions from non-controlling interests and redeemable non-controlling interests	—	—	60,545	98,955
Production-based cash contributions from non-controlling interest from discontinued operations	8,941	—	13,303	9,082
Production-based cash contributions from non-controlling interest from continuing operations	—	—	1,953	—
Distributions to non-controlling interests, related party	—	(6,408)	—	(18,708)
Distributions to non-controlling interests	(4,770)	(6,681)	(30,220)	(39,765)
Payments upon settlement of derivatives	6,083	—	6,083	—
Shares surrendered to fund withholding taxes on exercised share options	(894)	(578)	(3,345)	(1,146)
Redemption of Series C preferred shares	—	(14,515)	—	(14,515)
Acquisition of non-controlling interest	(1,911)	—	(11,970)	—
Increase in other long-term liabilities	4,204	2,323	13,574	13,448
Decrease in other long-term liabilities	(358)	(40,716)	(44,637)	(61,045)
	126,296	209,904	300,344	438,422
Investing activities
Additions to property, plant and equipment and intangible assets	(182,282)	(279,089)	(599,164)	(694,047)
Increase in long-term investments	(3,934)	(63,938)	(82,115)	(153,317)
Divestiture of operating entity	—	—	29,548	—
Increase in other assets	(2,328)	(1,632)	(4,978)	(3,612)
Decrease in long-term investments	3,199	—	3,199	11,749
	(185,345)	(344,659)	(653,510)	(839,227)
Effect of exchange rate differences on cash and restricted cash	1,264	(2,168)	(248)	(1,296)
Increase (decrease) in cash, cash equivalents and restricted cash	8,869	(4,296)	80,186	25,203
Cash, cash equivalents and restricted cash, beginning of period	147,456	130,684	76,139	101,185
Cash, cash equivalents and restricted cash, end of period	$156,325	$126,388	$156,325	$126,388

Algonquin Power & Utilities Corp. Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$123,759	$114,192	$330,171	$292,393
Cash paid (received) during the period for income taxes - net	$1,046	$970	$(48,408)	$5,108
Cash received during the period for distributions from equity investments	$21,904	$23,002	$75,373	$79,613
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$63,060	$160,520	$63,060	$160,520
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$1,253	$3,571	$10,375	$44,387
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$22,809	$—	$183,725	$—
See accompanying notes to unaudited interim condensed consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized in three business units consisting of: (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Hydro Group, consisting of 14 hydroelectric generating facilities located in the Canadian provinces of Alberta, Ontario, New Brunswick and Quebec; and the Corporate Group, which includes corporate and service companies as well as the Company’s investment in Atlantica Sustainable Infrastructure plc (“Atlantica”). In prior periods, AQN included the Renewable Energy Group as a reportable segment, however, as of September 30, 2024 the assets and liabilities of this segment (excluding the Hydro Group) have been presented as held for sale and its net earnings have been reported as discontinued operations (the “discontinued operations”) (see note 21).

1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim condensed consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and notes required by U.S. GAAP for annual financial statements and should be read in conjunction with the consolidated financial statements of AQN as of and for the year ended December 31, 2023.
In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim condensed consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2023.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN’s electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during the drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s hydroelectric energy assets are primarily "run-of-river" and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim condensed consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Discontinued Operations
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) to a wholly-owned subsidiary of LS Power (“LS Buyer”). The Company concluded that the consolidated assets within the renewable energy business being sold have met the accounting requirements to be presented as “Held for Sale” in the third quarter of 2024 based on the receipt of final commercial terms, approval of the board of directors of the Company to consummate the transaction, and the signing of the sale agreement all occurring within this quarter. As a result, the renewable energy business (excluding hydro) has been classified as "discontinued operations".
AQN has elected to present the cash flows of discontinued operations combined with cash flows of continuing operations. No interest from corporate level debt was allocated to discontinued operations. For the three and nine months ended September 30, 2024 and 2023, the loss from discontinued operations, net of tax on AQN’s unaudited interim condensed consolidated statements of operations, includes amounts related to non-controlling interests. A portion of non-controlling interest on AQN’s consolidated balance sheet relates to discontinued operations for the periods presented.
Unless otherwise noted, the notes to these unaudited interim condensed consolidated financial statements exclude amounts related to discontinued operations for all periods presented.
See note 21 for discussion of discontinued operations related to the disposition of the renewable energy business.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
There were no accounting pronouncements adopted in the current period.
(b)Recently issued accounting guidance not yet adopted
There were no recently issued accounting guidance not yet adopted in the current period.
3.Business acquisitions and dispositions
There were no acquisitions or dispositions as part of the continuing operations during the quarter. See note 21 for a discussion of the disposition of the renewable energy business and acquisitions related to discontinued operations.
4.Accounts receivable
Accounts receivable as of September 30, 2024 include unbilled revenue of $93,619 (December 31, 2023 - $107,001) from the Company’s regulated utilities. Accounts receivable as of September 30, 2024 are presented net of allowance for doubtful accounts of $30,191 (December 31, 2023 - $29,764).
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective regulators of the jurisdictions in which they operate. The respective regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim condensed consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
BELCO	Bermuda	General Rate Case ("GRC")
On September 30, 2021, filed its revenue allowance application in which it requested a $34,800 increase for 2022 and a $6,100 increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22,800, for a revenue allowance of $224,100 for 2022 and $226,200 for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity (“ROE”). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

BELCO	Bermuda	GRC
On October 17, 2023, filed its revenue allowance application in which it requested a $59,100 increase for 2024 and 2025 based on a weighted average cost of capital of 10.13%. On May 30, 2024, the RA issued a final order authorizing a revenue increase of $33,600 for 2024 and 2025 based on a weighted average cost of capital of 7.79%. New base rates became effective August 1, 2024.

Empire Electric	Arkansas	GRC
On February 14, 2023, filed an application seeking an increase in revenues of $7,300 based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years. On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5,300 based on a 44% equity ratio phased in over three years. New rates became effective January 1, 2024.

New York Water	New York	GRC
On May 4, 2023, filed an application seeking an increase in revenues of $39,700 based on an ROE of 10% and an equity ratio of 50%. On May 31, 2024, the Staff of the Department of Public Service and the Company filed a joint proposal resolving all contested issues. On July 16, 2024, an evidentiary hearing was held on the joint proposal. On August 15, 2024, the Commission issued an order approving the joint proposal and authorizing a $38,600 increase in revenues over a three-year rate plan ($26,300 in Year 1, $6,100 in Year 2 and $6,200 in Year 3). New rates became effective September 1, 2024 and are being collected retroactive to April 1, 2024 through a make whole surcharge that will be in effect from September 1, 2024 through March 31, 2026.

Midstates Gas	Illinois	GRC
On December 20, 2023, filed an application seeking an increase in revenues of $5,300 based on an ROE of 10.80% and an equity ratio of 54%. On April 24, 2024, Staff of the Illinois Commerce Commission filed testimony recommending a $600 rate decrease. On May 16, 2024, the Company filed updated rebuttal testimony revising its proposed revenue increase to $4,600. On June 20, 2024, ICC Staff filed its rebuttal testimony recommending a base rate revenue increase of $2,100, and the Company filed surrebuttal testimony revising its proposed revenue increase to $4,100. A hearing was held on June 27, 2024. On July 25, 2024, the ICC Staff filed a legal brief recommending a revenue increase of $3,100. On October 31, 2024, the ICC issued a final Order approving a total increase of $3,200 or 22.32% in base rate revenues. The rate increase reflects an approved rate of return of 7.54% that incorporates a return on common equity of 9.90% and on long-term debt of 5.60%. New rates are anticipated to be effective no later than 30 days from the Order date.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Midstates Gas	Missouri	GRC
On February 9, 2024, filed an application seeking an increase in revenues of $13,200 based on an ROE of 10.8% and an equity ratio of 52.92%. On July 18, 2024, the Staff of the Missouri Public Service Commission and Office of the Public Counsel ("OPC") filed direct testimony. Staff proposed a base revenue increase of $4,400 based on a 50.0% equity ratio and 9.45% ROE. OPC recommended a 47.5% equity ratio and 9.50% ROE. On August 22, 2024, the parties filed rebuttal testimony. On September 19, 2024 the parties filed surrebuttal testimony. On October 9, 2024, Staff filed a motion to suspend the procedural schedule and evidentiary hearing given that the parties reached a settlement resolving all issues. The parties filed a stipulation agreement on October 22, 2024 agreeing to an increase in annual distribution revenues of $9,100. On November 6, 2024, the Commission unanimously voted to approve the settlement agreement, with a written order to follow.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30,	December 31,
	2024	2023
Regulatory assets
Securitized costs, net (a)	$291,428	$—
Rate adjustment mechanism	211,696	192,880
Deferred capitalized costs	164,643	124,517
Fuel and commodity cost adjustments	107,062	326,418
Wildfire mitigation and vegetation management (b)	125,171	64,146
Income taxes	100,357	101,939
Pension and post-employment benefits	60,499	68,822
Environmental remediation	61,600	66,779
Clean energy and other customer programs	33,193	37,214
Debt premium	14,322	18,995
Retired generating plant	14,744	183,732
Asset retirement obligation	11,835	26,620
Cost of removal	10,041	11,084
Rate review costs	9,766	8,815
Long-term maintenance contract	3,456	4,932
Other	99,467	90,790
Total regulatory assets	$1,319,280	$1,327,683
Less: current regulatory assets	(177,170)	(142,970)
Non-current regulatory assets	$1,142,110	$1,184,713

Regulatory liabilities
Income taxes	$268,382	$290,121
Cost of removal	189,699	185,786
Pension and post-employment benefits	111,716	104,636
Fuel and commodity cost adjustments	44,861	42,850
Clean energy and other customer programs	8,909	12,730
Rate adjustment mechanism	1,601	2,078
Other	13,485	96,095
Total regulatory liabilities	$638,653	$734,296
Less: current regulatory liabilities	(90,727)	(99,850)
Non-current regulatory liabilities	$547,926	$634,446
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments, rate adjustment mechanism, clean energy and other customer programs, and rate review costs of some jurisdictions. During the three and nine months ended September 30, 2024, the Company recognized $5,719 and $18,448, respectively (2023 - $11,514 and $29,415, respectively) of carrying charges on regulatory balances on the Unaudited Interim Condensed Consolidated Statements of Operations under other income, which was computed using only the debt component of the allowed returned.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
(a)Securitized costs, net
On January 30, 2024, The Empire District Electric Company securitized, through the issuance of bonds (see note 7(e)), $301,463 of qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”) and energy transition costs related to the retirement of the Asbury generating plant. The securitized costs will be amortized on a straight-line basis over the life of the bonds. During the three and nine months ended September 30, 2024, $3,546 and $11,592, respectively were recorded as amortization expense in the Unaudited Interim Condensed Consolidated Statements of Operations under depreciation and amortization. The bonds will be paid through Securitized Utility Tariff Charges, which are designed to recover the full scheduled principal amount of the bonds along with any associated interest and financing costs.
(b)     Wildfire mitigation and vegetation management
On July 12, 2019, California Assembly Bill 1054 (“AB 1054”) was enacted. Pursuant to AB 1054, an electrical corporation may petition the California Public Utilities Commission (“CPUC”) for recovery of costs and expenses arising from a covered wildfire and the CPUC may approve recovery of such costs and expenses that are just and reasonable. Liberty CalPeco tracks its wildfire expense (such as payments to satisfy wildfire claims, including any deductibles, co-insurance and other insurance expense paid, outside legal expense incurred in defense of wildfire claims, payments made for wildfire insurance and related risk-transfer mechanisms and the cost of financing these amounts) through a Wildfire Expense Memorandum Account ("WEMA"). The standard for cost recovery under AB 1054 has not been interpreted or applied by the CPUC. The Company will continue to evaluate the probability of recovery based on available evidence and applicable legal determinations.
In relation to the Mountain View Fire, the Company accrued estimated losses of $172,300 for claims arising out of the Mountain View Fire, against which it recorded expected recoveries through insurance of $116,000 and WEMA of $56,300. During the quarter, the Company paid $136,500 related to these claims and received insurance recoveries of $116,000. While the Company plans to seek recovery of the estimated losses in excess of the available insurance, it is subject to approval by the CPUC pursuant to the standard in AB 1054. Refer to Note 18(a) for details.
6.Long-term investments
Long-term investments consist of the following:

	September 30,	December 31,
	2024	2023
Long-term investments carried at fair value
Atlantica	$1,076,205	$1,052,703
Other	2,010	1,962
	$1,078,215	$1,054,665
Other long-term investments
Equity-method investees (a)	$38,965	$112,680
Development loans receivable from equity-method investees (a)	—	27,612
Other	27,504	27,417
	$66,469	$167,709

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
Income (loss) from long-term investments for three and nine months ended September 30 is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Fair value gain (loss) on investments carried at fair value
Atlantica	$1,469	$(212,499)	$23,503	$(332,948)
Other	91	127	225	117
	$1,560	$(212,372)	$23,728	$(332,831)
Dividend and interest income from investments carried at fair value
Atlantica	$21,789	$21,985	$65,366	$65,562
Other	14	15	40	32
	$21,803	$22,000	$65,406	$65,594
Other long-term investments
Equity method gain (loss) (a)	$1,079	$(3,913)	$2,911	$(9,099)
Interest and other income	2,113	2,397	4,157	4,474
	3,192	(1,516)	7,068	(4,625)
Income (loss) from long-term investments	$26,555	$(191,888)	$96,202	$(271,862)
(a)Equity-method investees and development loans receivable from equity investees
The Regulated Services Group has non-controlling interests, primarily a 9.8% ownership stake in a regulated transmission line in the province of Ontario, and other non-regulated operating entities owned by its utilities. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $38,965 (December 31, 2023 - $112,680), including investment in variable interest entities (“VIEs”) of $nil (December 31, 2023 - $73,737).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		September 30,	December 31,
					2024	2023
Senior unsecured revolving credit facilities (a)	—	2024-2028	N/A		$615,848	$1,361,520
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2024-2031	N/A		797,815	786,962
Commercial paper	—	2025	N/A		142,000	481,720
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (c)	5.37%	2026		$1,140,787	1,138,449	1,144,897
Senior unsecured notes (d)	4.25%	2027-2047		$2,195,000	2,180,469	1,406,278
Senior unsecured utility notes	6.30%	2025-2035		$137,000	146,021	147,589
Senior secured utility bonds (e)	4.82%	2026-2044		$861,678	850,036	551,166
Canadian dollar borrowings
Senior unsecured notes	3.32%	2050	C$	200,000	146,949	151,395
Senior secured project notes	10.21%	2027	C$	14,187	10,510	12,738
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.82%	2028-2040	CLF	1,463	67,991	70,967
					$6,096,088	$6,115,232
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400,000	292,535	$298,382
Subordinated unsecured notes	6.06%	2079-2082		$1,100,000	1,087,086	1,086,541
					$1,379,621	$1,384,923
					$7,475,709	$7,500,155
Less: current portion					(263,763)	(621,856)
					$7,211,946	$6,878,299
Short-term obligations of $711,828 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups:

	September 30,	December 31,
	2024	2023
Revolving and term credit facilities	$3,497,800	$3,642,000
Funds drawn on facilities/commercial paper issued	(1,556,855)	(2,630,276)
Letters of credit issued	(49,644)	(77,128)
Liquidity available under the facilities	$1,891,301	$934,596
Undrawn portion of uncommitted letter of credit facilities	(64,800)	(39,448)
Cash on hand	64,341	25,051
Total liquidity and capital reserves	$1,890,842	$920,199
(a)Senior unsecured revolving credit facilities
On January 29, 2024, the Regulated Services Group amended its senior unsecured revolving credit facility, increasing the limit by $25,000 to $100,000.
Subsequent to the quarter-end, the $500,000 senior unsecured revolving credit facility with no amounts drawn and no outstanding letters of credit, terminated on its maturity date, October 25, 2024.
Subsequent to the quarter-end, the maturity of the Bermuda revolving credit facility was extended to June 24, 2025.
(b)Senior unsecured bank credit facilities and delayed draw term facility
On January 8, 2024, the maturity date of the fully drawn $306,500 secured credit facility of Liberty Development Energy Solutions B.V. (the "Margin Loan") was extended to September 30, 2024. The Company reclassified the Margin Loan from redeemable non-controlling interest held by related party to long-term debt as at January 4, 2024. The Company prepaid the fully drawn $306,500 Margin Loan on June 20, 2024.
Subsequent to the quarter-end, the delayed draw term facility with $610,386 drawn in connection with the acquisition of Liberty Utilities (New York Water) Corp. was repaid on its maturity date, October 25, 2024.
(c)Senior unsecured notes (Green Equity Units)
On March 28, 2024, the Company successfully remarketed its $1,150,000 aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company’s corporate units (the "Green Equity Units"). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining June 15, 2026. The proceeds from the remarketing of the Notes were used, as an interim step prior to the settlement of the Purchase Contracts, to purchase a portfolio of treasury securities maturing on June 13, 2024. The funds generated upon maturity of the treasury portfolio were used on June 17, 2024 to settle the Purchase Contracts.
(d)Senior unsecured notes
On January 12, 2024, Liberty Utilities Co. completed an offering of $500,000 aggregate principal amount of 5.577% senior notes due January 31, 2029 (the "2029 Notes") and $350,000 aggregate principal amount of 5.869% senior notes due January 31, 2034 (the "2034 Notes" and together with the 2029 Notes, the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities Co. and rank equally with all of Liberty Utilities Co.’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities Co.’s subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities Co. used the net proceeds from the sale of the Senior Notes to repay indebtedness. On April 30, 2024, the Company repaid a $70,000 senior unsecured note on its maturity.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
(e)Senior secured utility bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant.
As of September 30, 2024, the Company had accrued $79,497 in interest expense (December 31, 2023 - $60,782). Total interest expenses recognized for the three and nine months ended September 30, 2024 and 2023 consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Long-term debt	$77,239	$54,422	$217,237	$166,118
Commercial paper, credit facility draws and related fees	23,014	31,418	80,243	79,452
Accretion of fair value adjustments	(6,641)	(3,306)	(17,339)	(7,496)
Capitalized interest and allowance for funds used during construction capitalized on regulated property	(840)	(1,831)	(3,922)	(7,578)
Other	(1,402)	904	(2,087)	2,157
	$91,370	$81,607	$274,132	$232,653

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") in the Unaudited Interim Condensed Consolidated Statements of Operations for the three and nine months ended September 30:

	Pension benefits
	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Service cost	$4,502	$3,013	$10,392	$9,106
Non-service costs
Interest cost	8,240	8,596	24,710	24,895
Expected return on plan assets	(8,638)	(8,131)	(25,924)	(24,394)
Amortization of net actuarial gains	(345)	(149)	(1,059)	(344)
Amortization of prior service credits	(367)	(372)	(1,101)	(1,118)
Impact of regulatory accounts	3,430	4,017	12,185	12,700
	$2,320	$3,961	$8,811	$11,739
Net benefit cost	$6,822	$6,974	$19,203	$20,845

	OPEB
	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Service cost	$557	$549	$2,117	$2,440
Non-service costs
Interest cost	1,976	2,344	7,303	8,673
Expected return on plan assets	(2,106)	(2,225)	(7,394)	(7,302)
Amortization of net actuarial gains	(696)	(999)	(3,162)	(2,121)
Amortization of prior service credits	(214)	(214)	(640)	(640)
Impact of regulatory accounts	1,719	2,030	5,467	4,815
	$679	$936	$1,574	$3,425
Net benefit cost	$1,236	$1,485	$3,691	$5,865

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	September 30,	December 31,
	2024	2023
Advances in aid of construction	$86,066	$88,135
Asset retirement obligations	43,406	41,754
Environmental remediation obligation	39,077	40,772
Contingent liability (note 18(a))	35,781	66,000
Customer deposits	34,517	36,294
Deferred credits and contingent consideration	17,669	17,542
Unamortized investment tax credits	16,947	17,255
Hook-up fees	8,318	7,425
Lease liabilities	7,044	7,742
Contract adjustment payments (a)	—	39,590
Other	7,437	8,384
	$296,262	$370,893
Less: current portion	(49,326)	(79,315)
	$246,936	$291,578
(a)Contract adjustment payment
In June 2021, the Company sold 23,000,000 Green Equity Units for total gross proceeds of $1,150,000. Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and contract adjustment payments under Purchase Contract (6.57% per year). The present value of the contract adjustment payments was estimated at $222,378 and recorded in other liabilities. The contract adjustment payments amount is accreted over the three-year period. These contract adjustment payments fully settled during the second quarter of 2024.
10.Shareholders’ capital
(a)Common shares
The number of common shares outstanding is as follows:

	Nine months ended
	September 30
	2024	2023
Common shares, beginning of period	689,271,039	683,614,803
Settlement of Purchase Contracts	76,909,700	—
Dividend reinvestment plan	—	4,370,289
Exercise of share- based awards (b)	969,650	1,010,711
Conversion of convertible debentures	—	1,415
Common shares, end of period	767,150,389	688,997,218

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(a)Common shares (continued)
Settlement of Purchase Contracts
On June 17, 2024, in connection with the settlement of the Purchase Contracts that were components of the Company’s outstanding Green Equity Units, the holders of Green Equity Units received 3.3439 common shares for each such Purchase Contract. The holders' obligations to payments under such Purchase Contracts were satisfied with the proceeds of the treasury portfolio purchased in connection with the successful optional Note remarketing that closed on March 28, 2024. Upon settlement of all outstanding Purchase Contracts, the Company received an aggregate of $1,150,000 in exchange for the issuance of an aggregate of 76,909,700 common shares at an effective issuance price of $14.95 per share.
(b)    Share-based compensation
For the three and nine months ended September 30, 2024, AQN recorded $4,966 and $14,734 (2023 - $3,613 and $7,239 respectively) in total share-based compensation expense. The compensation expense is recorded within operating expenses in the Unaudited Interim Condensed Consolidated Statements of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of September 30, 2024, total unrecognized compensation costs related to non-vested share-based awards were $17,563 and are expected to be recognized over a period of 1.2 years.
Stock option plan
During the nine months ended September 30, 2024, there were no stock options granted to the executives of the Company.
Performance and restricted share units
During the nine months ended September 30, 2024, a total of 2,609,512 performance share units (“PSUs”) and restricted share units (“RSUs”) were granted to employees of the Company and discontinued operations. The awards vest based on the terms of each agreement ranging from January 2024 to January 2027. During nine months ended September 30, 2024, the Company settled 412,530 PSUs and RSUs in exchange for 226,390 common shares issued from treasury, and 186,140 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the nine months ended September 30, 2024, the Company settled 1,380 bonus deferral RSUs in exchange for 641 common shares issued from treasury, and 739 bonus deferral RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.. During the nine months ended September 30, 2024, 49,000 bonus deferral RSUs were granted to employees of the Company and discontinued operations. The RSUs are 100% vested.
Directors' deferred share units
During the nine months ended September 30, 2024, 173,857 deferred share units (“DSUs”) were issued pursuant to the election by directors of the Company to defer a percentage of their directors' fee in the form of DSUs. During the nine months ended September 30, 2024, the Company settled 368,303 DSUs in exchange for 181,374 common shares issued from treasury, and 186,929 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
(c)Preferred shares
The dividend rate on the Company’s Cumulative Rate Reset Preferred Shares, Series D (the “Series D Shares”) was reset on March 31, 2024 and will, unless redeemed, reset every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. Effective March 31, 2024, the dividend rate was reset to 6.853%. The Series D Shares were redeemable at C$25 per share on April 1, 2024, however the Company elected not to exercise its redemption right. The holders of Series D Shares had the right to convert their shares into Cumulative Floating Rate Preferred Shares, Series E (the “Series E Shares”), on April 1, 2024, however fewer than 1,000,000 Series D Shares were tendered for conversion. As a result, no Series E Shares were issued and holders of Series D Shares who tendered their Series D Shares for conversion were not entitled to convert their Series D Shares into Series E Shares.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax, comprised of continuing and discontinued operations:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2023	$(98,467)	$(97,809)	$36,213	$(160,063)
OCI	(3,788)	57,351	8,395	61,958
Amounts reclassified from AOCI to the Unaudited Interim Condensed Consolidated Statements of Operations	(1,598)	2,136	(3,702)	(3,164)
Net current period OCI	$(5,386)	$59,487	$4,693	$58,794
OCI attributable to the non-controlling interests	(1,017)	—	—	(1,017)
Net current period OCI attributable to shareholders of AQN	(6,403)	59,487	4,693	57,777
Balance, December 31, 2023	$(104,870)	$(38,322)	$40,906	$(102,286)
OCI	38,374	39,584	—	77,958
Amounts reclassified from AOCI to the Unaudited Interim Condensed Consolidated Statements of Operations	(1,528)	(6,922)	(5,907)	(14,357)
Net current period OCI	$36,846	$32,662	$(5,907)	$63,601
OCI attributable to the non-controlling interests	(4,150)	—	—	(4,150)
Net current period OCI attributable to shareholders of AQN	$32,696	$32,662	$(5,907)	$59,451
Balance, September 30, 2024	$(72,174)	$(5,660)	$34,999	$(42,835)
Amounts reclassified from AOCI for foreign currency cumulative translation affected derivative gain (loss). Those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss); while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the board of directors of the Company. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended September 30
	2024				2023
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$50,366		$0.0650		$75,617		$0.1085
Series A preferred shares	C$	1,972	C$	0.4110	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,713	C$	0.4283	C$	1,273	C$	0.3182

	Nine months ended September 30
	2024				2023
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$209,573		$0.2820		$226,382		$0.3255
Series A preferred shares	C$	5,918	C$	1.2330	C$	4,646	C$	0.9679
Series D preferred shares	C$	4,699	C$	1.1748	C$	3,818	C$	0.9546
13.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$16,593	$6,086	$58,371	$27,538
Non-controlling interests - redeemable tax equity partnership units	331	331	993	993
Other net earnings attributable to:
Non-controlling interests	(810)	(199)	(4,150)	(6,908)
	$16,114	$6,218	$55,214	$21,623
Redeemable non-controlling interest, held by related party	—	(6,838)	—	(19,237)
Net effect of non-controlling interests	$16,114	$(620)	$55,214	$2,386
The non-controlling tax equity investors in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Income taxes
For the three and nine months ended September 30, 2024, the income tax expense (recovery) in the Unaudited Interim Condensed Consolidated Statements of Operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5%. The differences are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Expected income tax expense (recovery) at Canadian statutory rate	$10,535	$(56,994)	$39,991	$(62,720)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(3,750)	(10,937)	(7,217)	(22,963)
Adjustments from investments carried at fair value	(3,400)	25,200	(7,331)	35,412
Non-controlling interests share of income	4,799	2,335	11,041	7,233
Amortization and settlement of excess deferred income tax	(2,198)	(2,892)	(5,503)	(9,098)
Other	376	2,533	2,292	2,111
Income tax expense (recovery)	$6,362	$(40,755)	$33,273	$(50,025)
The Company’s overall deferred tax asset position related to Canadian attributes increased from $150,007 to $165,411 during the nine months ended September 30, 2024, primarily due to the losses incurred in Canada during the period. As at September 30, 2024, it is considered more likely than not that there will be sufficient taxable income in the future that will allow realization of these deferred tax assets. The Company considered all evidence, both positive and negative, including the announcement of the sale of the renewable energy business, the timing and use of proceeds from the sale of Atlantica and the renewable energy business, the availability of tax planning strategies and the carryforward period of its Canadian net operating losses in making this assessment. The Company will continue to monitor this position at each balance sheet date.
Discontinued operations
Income tax recovery reflected in discontinued operations is $47,975 and $35,041 for the nine months ended September 30, 2024 and 2023, respectively. As discussed in note 21, on August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) which will be treated as an equity sale for income tax purposes. Primarily because of the impairment charge recorded during the period ended September 30, 2024, the financial reporting basis of the net assets being held for sale is estimated to be less than the tax basis in the equity units. Given we cannot ascertain if the resulting deferred tax asset for the excess of the tax basis in the equity over the accounting basis in the net assets is recoverable, we have recorded a full valuation allowance on the resulting deferred tax asset.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Other net losses
Other net losses consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Securitization write-off (a)	$—	$63,495	$—	$63,495
Kentucky termination costs (b)	—	—	—	46,527
Acquisition-related settlement payment (c)	—	—	—	(11,983)
Other (d)	9,505	10,712	19,889	13,410
	$9,505	$74,207	$19,889	$111,449
(a)Securitization write-off
In the third quarter of 2023, the Company had written off $63,495 relating to the portion of additional securitization costs of Empire Electric that were not allowed as per Missouri House Bill 734.
(b)Kentucky termination costs
On April 17, 2023, Liberty Utilities Co. mutually agreed with American Electric Power Company, Inc. and AEP Transmission Company, LLC to terminate the purchase agreement for Kentucky Power Company and AEP Kentucky Transmission Company, Inc. The Company recognized losses of $46,527 for the nine months ended September 30, 2023, for write-off costs related to capitalized costs which were primarily related to the implementation of an enterprise software solution, transaction costs, severance costs, and other termination costs.
(c)Acquisition-related settlement payment
In 2023, the Company received $12,814 as an acquisition-related settlement payment in connection with the Suralis (formerly called ESSAL) acquisition. The Company also incurred legal fees of $831 in relation to this settlement.
(d)Other
Other losses for the three and nine months ended September 30, 2024, consists primarily of remarketing fees related to the remarketing of the Notes forming a component of the Green Equity Units, costs incurred to support the closing of Atlantica sale, severance costs, and other miscellaneous write-offs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net loss per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to the Green Equity Units (note 7) and the weighted average number of outstanding share options, PSUs, RSUs and DSUs outstanding during the period.
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	Three months ended			Nine months ended
	September 30			September 30
	2024	2023		2024	2023
Net earnings (loss) from continuing operations attributable to shareholders of AQN	49,507	(174,938)	151,302	172,852	(184,268)
Series A preferred share dividend	1,441	1,162	2,203	4,355	3,452
Series D preferred share dividend	1,252	955	2,914	3,455	2,837
Net earnings (loss) from continuing operations attributable to common shareholders of AQN	46,814	(177,055)	(893,498)	165,042	(190,557)
Income (loss) from discontinued operations	(1,355,206)	389		(1,366,931)	26,627
Net loss attributable to common shareholders of AQN – basic and diluted	$(1,308,392)	$(176,666)		$(1,201,889)	$(163,930)
Weighted average number of shares
Basic	767,236,804	689,054,669		719,719,562	688,538,925
Effect of dilutive securities	2,456,382	—		2,178,147	—
Diluted	769,693,186	689,054,669		721,897,709	688,538,925
This calculation of diluted shares excludes the potential impact of 5,768,701 incremental shares that may become issuable pursuant to outstanding securities of the Company for the three months ended September 30, 2024, and 6,007,506 securities for the nine months ended September 30, 2024 as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Segmented information
As a result of the classification of the renewable energy business (excluding hydro) as discontinued operations during the period, the Regulated Services Group is the only reportable operating segment of the Company. However, management has elected to disclose the “Hydro Group” as a reportable operating segment which includes the non-regulated hydro assets that are not being sold as a part of the sale of the renewable energy group. Non-operating segments include the corporate activities of the Company which are reported under the “Corporate Group”.
The Regulated Services Group, the Company's regulated operating unit, primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile.
For purposes of evaluating the performance of the business unit, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business unit. Interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group. Dividend income from Atlantica is reported and allocated under the Corporate Group. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under the Corporate Group.

	Three months ended September 30, 2024
	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$551,416	$8,910	$—	$560,326
Other revenue	12,509	—	364	12,873
Fuel, power and water purchased	120,983	13	—	120,996
Net revenue	442,942	8,897	364	452,203
Operating expenses	231,345	1,771	2,290	235,406
Depreciation and amortization	97,359	1,782	240	99,381
Loss on foreign exchange	—	—	6,339	6,339
Operating income (loss)	114,238	5,344	(8,505)	111,077
Interest expense	(46,971)	(205)	(44,194)	(91,370)
Income from long-term investments and other income	7,706	—	24,568	32,274
Other expenses	(5,808)	2	(6,420)	(12,226)
Earnings (loss) before income taxes	$69,165	$5,141	$(34,551)	$39,755
Capital expenditures	$155,698	$2,204	$—	$157,902
(1) Regulated Services Group revenue includes $12,116 related to alternative revenue programs for the three months ended
September 30, 2024 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17. Segmented information (continued)

	Three months ended September 30, 2023
	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$542,627	$8,288	$—	$550,915
Other revenue	13,241	249	363	13,853
Fuel, power and water purchased	137,605	137	—	137,742
Net revenue	418,263	8,400	363	427,026
Operating expenses	209,570	1,952	(1,035)	210,487
Depreciation and amortization	86,415	1,637	297	88,349
Loss on foreign exchange	—	—	2,907	2,907
Operating income (loss)	122,278	4,811	(1,806)	125,283
Interest expense	(42,343)	(310)	(38,954)	(81,607)
Income (loss) from long-term investments and other income	13,662	—	(194,036)	(180,374)
Other expenses	(68,979)	(5,198)	(4,198)	(78,375)
Earnings (loss) before income taxes	$24,618	$(697)	$(238,994)	$(215,073)
Capital expenditures	$211,693	$606	$—	$212,299
(1) Regulated Services Group revenue includes $5,732 related to alternative revenue programs for the three months ended
September 30, 2023 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17. Segmented information (continued)

	Nine months ended September 30, 2024
	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$1,667,559	$27,193	$—	$1,694,752
Other revenue	38,198	790	970	39,958
Fuel, power and water purchased	427,721	213	—	427,934
Net revenue	1,278,036	27,770	970	1,306,776
Operating expenses	654,584	6,811	5,311	666,706
Depreciation and amortization	289,499	5,034	1,533	296,066
Loss on foreign exchange	—	—	3,806	3,806
Operating income (loss)	333,953	15,925	(9,680)	340,198
Interest expense	(145,157)	(704)	(128,271)	(274,132)
Income from long-term investments and other income	23,084	4	91,562	114,650
Other expenses	(18,036)	(4)	(11,765)	(29,805)
Earnings (loss) before income taxes	$193,844	$15,221	$(58,154)	$150,911
Capital expenditures	506,746	3,110	—	509,856
	September 30, 2024
Property, plant and equipment	$9,135,707	$145,271	$30,082	$9,311,060
Investments carried at fair value	2,010	—	1,076,205	1,078,215
Equity-method investees	38,965	—	—	38,965
Total assets(2)	12,750,390	165,529	1,400,595	14,316,514
(1) Regulated Services Group revenue includes $30,418 related to alternative revenue programs for the nine months ended
September 30, 2024 that do not represent revenue recognized from contracts with customers.
(2) Excluding Held for Sale Assets of 3,472,131.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17. Segmented information (continued)

	Nine months ended September 30, 2023
	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$1,750,801	$25,709	$—	$1,776,510
Other revenue	39,679	996	1,088	41,763
Fuel, power and water purchased	543,129	424	—	543,553
Net revenue	1,247,351	26,281	1,088	1,274,720
Operating expenses	635,269	6,813	260	642,342
Depreciation and amortization	257,026	5,037	939	263,002
Loss on foreign exchange	—	—	8,276	8,276
Operating income (loss)	355,056	14,431	(8,387)	361,100
Interest expense	(123,545)	(1,072)	(108,036)	(232,653)
Income (loss) from long-term investments and other income	33,322	(6)	(275,763)	(242,447)
Other expenses	(114,238)	(5,198)	(3,243)	(122,679)
Earnings (loss) before income taxes	$150,595	$8,155	$(395,429)	$(236,679)
Capital expenditures	584,579	2,712	—	587,291
	December 31, 2023
Property, plant and equipment	$8,945,637	$146,385	$34,751	$9,126,773
Investments carried at fair value	1,962	—	1,052,703	1,054,665
Equity-method investees	112,180	—	500	112,680
Total assets(2)	12,658,955	140,880	1,413,204	14,213,039
(1) Regulated Services Group revenue includes $18,521 related to alternative revenue programs for the nine months ended
September 30, 2023 that do not represent revenue recognized from contracts with customers.
(2) Excluding Held for Sale Assets of 4,160,922.

AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Revenue
United States	$454,744	$443,957	$1,387,936	$1,470,239
Canada	13,986	15,322	63,791	71,164
Other regions	104,469	105,489	282,983	276,870
	$573,199	$564,768	$1,734,710	$1,818,273
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim condensed consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim condensed consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 20 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. Trial on the remaining two lawsuits is currently expected in January 2025. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $172,300 for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116,000 and WEMA of $56,300. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18. Commitments and contingencies (continued)
(b)Commitments
The following significant commitments exist as of September 30, 2024. AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$40,872	$16,929	$12,495	$12,742	$12,958	$120,095	$216,091
Natural gas supply and service agreements (2)	98,045	61,040	46,135	43,567	36,164	163,900	448,851
Service agreements	18,426	7,425	4,556	2,222	—	—	32,629
Land easements and others	3,165	3,249	3,329	3,349	3,413	78,768	95,273
Total	$160,508	$88,643	$66,515	$61,880	$52,535	$362,763	$792,844
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at September 30, 2024. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(2)     Natural gas supply and service agreements: AQN’s natural gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.
19.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Accounts receivable	$(25,364)	$68,836	$71,952	$104,049
Fuel and natural gas in storage	7,590	(10,926)	6,875	8,731
Supplies and consumables inventory	(3,791)	(1,783)	(12,422)	(24,237)
Income taxes recoverable	2,641	(1,154)	6,604	4,529
Prepaid expenses	(20,941)	(16,485)	(2,171)	(10,302)
Accounts payable, accrued liabilities and other	16,345	(43,969)	(43,965)	(154,116)
Current income tax liability	(765)	(1,688)	2,838	875
Net regulatory assets and liabilities	(46,300)	(27,624)	(84,286)	(17,678)
	$(70,585)	$(34,793)	$(54,575)	$(88,149)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Financial instruments
(a)Fair value of financial instruments

September 30, 2024	Carrying amount	Fair value	Level 1	Level 2
Long-term investments carried at fair value	$1,078,215	$1,078,215	$1,078,215	$—
Development loans and other receivables	677	572	—	572
Derivative instruments:
Interest rate swaps designated as a hedge	71,542	71,542	—	71,542
Commodity contracts for regulatory operations	131	131	—	131
Total derivative instruments	71,673	71,673	—	71,673
Total financial assets	$1,150,566	$1,150,460	$1,078,215	$72,245
Long-term debt	$7,211,946	$8,211,993	$1,608,397	$6,603,596
Convertible debentures	232	266	266	—
Derivative instruments:
Interest rate swaps designated as hedges	11,342	11,342	—	11,342
Commodity contracts for regulated operations	1,291	1,291	—	1,291
Total derivative instruments	12,633	12,633	—	12,633
Total financial liabilities	$7,224,811	$8,224,892	$1,608,663	$6,616,229

December 31, 2023	Carrying amount	Fair value	Level 1	Level 2
Long-term investments carried at fair value	$1,054,665	$1,054,665	$1,054,665	$—
Development loans and other receivables	28,338	28,223	—	28,223
Derivative instruments:
Interest rate swaps designated as a hedge	72,936	72,936	—	72,936
Interest rate cap not designated as a hedge	1,854	1,854	—	1,854
Total derivative instruments	74,790	74,790	—	74,790
Total financial assets	$1,157,793	$1,157,678	$1,054,665	$103,013
Long-term debt	$7,500,155	$6,452,209	$1,824,103	$4,628,106
Convertible debentures	230	276	276	—
Derivative instruments:
Cross-currency swap designated as a cash flow hedge	5,547	5,547	—	5,547
Interest rate swaps designated as a hedge	11,790	11,790	—	11,790
Commodity contracts for regulated operations	2,564	2,564	—	2,564
Currency forward contract designated as net investment hedge	6,779	6,779	—	6,779
Total derivative instruments	26,680	26,680	—	26,680
Total financial liabilities	$7,527,065	$6,479,165	$1,824,379	$4,654,786

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.    Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of September 30, 2024 and December 31, 2023 due to the short-term maturity of these instruments.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company does not hold level 3 financial instruments.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim condensed consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at September 30, 2024, the commodity volume, in dekatherms, associated with the above derivative contracts was 2,807,898.
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim condensed consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.    Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)

Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350,000	July 2029	$350,000 subordinated unsecured notes
Cross-currency interest rate swap	C$	400,000	January 2032	C$400,000 subordinated unsecured notes
Forward-starting interest rate swap		$750,000	April 2032	$750,000 subordinated unsecured notes
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge held by continuing and discontinued operations:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Effective portion of cash flow hedge	$(6,114)	$15,064	$39,584	$67,499
Amortization of cash flow hedge	(238)	7,431	(1,316)	2,523
Amounts reclassified from AOCI	362	(8,510)	(5,606)	(1,751)
OCI attributable to shareholders of AQN	$(5,990)	$13,985	$32,662	$68,271
The Company expects $40,942 of unrealized losses currently in AOCI to be reclassified, net of taxes, into non-regulated energy sales, investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $4,070 and a gain of $6,116 for the three and nine months ended September 30, 2024, respectively, (2023 - gains of $9,951 and $583, respectively) were recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the Unaudited Interim Condensed Consolidated Statements of Operations as loss on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment and expected to be reclassified to profit and loss as part of the gains(losses) on disposition of the net investment in its Canadian subsidiary which has been reclassified to discontinued operations. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. Foreign currency loss of $161and gain of $5,848 for the three and nine months ended September 30, 2024, respectively (2023 - losses of $1,528 and $8,537, respectively) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.    Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the Unaudited Interim Condensed Consolidated Statements of Operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Amortization of cash flow hedge	$238	$(7,431)	$1,316	$(2,523)
Unrealized gain (loss) on commodity contracts	40	8,160	(847)	6,457
Gain on derivative financial instruments	$278	$729	$469	$3,934
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements. As of September 30, 2024, accounts payable include confirmed invoices from designated suppliers of $80,546 (December 31, 2023 $62,173).
21.Assets held for sale
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) to LS Buyer for total cash consideration of up to $2,500,000 (subject to certain closing adjustments), excluding debt, consisting of $2,280,000 in cash at closing and up to $220,000 in cash pursuant to an earn out agreement relating to certain wind assets (the “Earn Out”). The renewable energy business primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
The sale remains subject to the satisfaction of closing conditions, including the approval of the U.S. Federal Energy Regulatory Commission. The Company expects the transaction to close in the fourth quarter of 2024 or the first quarter of 2025 and to receive cash proceeds of approximately $1,600,000 to 1,800,000 (excluding the Earn Out) after repaying construction financing, and net of taxes, transaction fees and other closing adjustments.
The renewable energy business (excluding hydro) was classified as held for sale and as discontinued operations in the third quarter of 2024. No adjustments were made to the historical activity within the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss, Unaudited Interim Condensed Consolidated Statements of Cash Flows or the Unaudited Interim Condensed Consolidated Statements of Changes in Equity. Unless otherwise noted, the notes to these unaudited interim condensed consolidated financial statements exclude amounts related to discontinued operations for all periods presented.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Assets held for sale (continued)
The following table presents the carrying values of the major classes of assets held for sale and liabilities associated with assets held for sale included in AQN’s Unaudited Interim Condensed Consolidated Balance Sheet

(thousands of U.S. dollars)	September 30,	December 31,
	2024	2023
ASSETS HELD FOR SALE
Current assets
Cash and cash equivalent	$56,698	$31,091
Trade and other receivables, net	70,419	122,754
Supplies and consumables inventory	3,102	4,726
Prepaid expenses	9,210	16,140
Derivatives instruments	6,508	5,336
Other assets	5,890	7,261
	151,827	187,308
Non current assets
Property, plant and equipment, net	2,969,661	3,390,677
Intangible assets, net	17,985	21,474
Long-term investments (a)
Long-term investment carried at fair value	—	61,064
Other long-term investments	310,296	474,211
Derivative instruments	4,137	3,122
Deferred income taxes	8,104	8,476
Other assets	10,121	14,590
	3,320,304	3,973,614
Total assets held for sale	3,472,131	4,160,922

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Current liabilities
Accounts payable	$5,150	$30,005
Accrued liabilities	91,375	74,181
Other long-term liabilities	471	1,068
Derivative instruments	19,663	14,206
	116,659	119,460
Non current liabilities
Long-term debt (b)	1,249,096	1,015,875
Deferred income taxes	—	12,638
Derivative instruments	71,846	69,990
Pension and other post-employment benefits obligation	455	157
Other long-term liabilities	143,500	174,296
	1,464,897	1,272,956

Total liabilities associated with assets held for sale	$1,581,556	$1,392,416
As of September 30, 2024, the non-controlling interest balance is $1,017,759 (December 31, 2023 - $990,770).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Assets held for sale (continued)
The following table presents the results of the discontinued operations, which are included in loss from discontinued operations, net of tax in AQN’s Unaudited Interim Condensed Consolidated Statements of Operations:

(thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue
Non-regulated energy sales	$57,826	$55,511	$202,780	$188,500
Other revenue	8,468	4,459	37,729	24,463
	66,294	59,970	240,509	212,963

Operating expenses	45,145	37,450	141,498	110,889
Non-regulated energy purchased	831	3,772	4,860	15,073
Depreciation and amortization	11,225	16,436	80,992	81,872
Loss (gain) on foreign exchange	3,889	(5,764)	22,564	(3,318)
	61,090	51,894	$249,914	204,516
Operating income (loss) from discontinued operations	5,204	8,076	(9,405)	8,447
Interest expense	(13,871)	(12,564)	(39,420)	(33,099)
Loss from long-term investments	(46,680)	(20,595)	(78,169)	(16,206)
Loss on derivatives financial instruments	(16,608)	—	(16,608)	—
Loss on classification as held for sale	(1,297,954)	—	(1,297,954)	—
Other net gains (losses)	1,396	(979)	(15,881)	(7,566)
Pension and other post-employment non-service costs	(13)	—	(40)	—
Loss before income taxes	(1,368,526)	(26,062)	(1,457,477)	(48,424)
Income tax recovery	4,533	13,054	47,975	35,041
Loss from discontinued operations	(1,363,993)	(13,008)	(1,409,502)	(13,383)
Add: Net loss attributable to non controlling interest included in discontinued operations	$8,787	$13,397	$42,571	$40,010
Net (loss) income from discontinued operations attributable to AQN	$(1,355,206)	$389	$(1,366,931)	$26,627
The discontinued operations’ held for sale assets include pretax impairments of approximately $1,297,954 for the period ended September 30, 2024. The impairment was recorded to write-down the carrying amount of the property, plant and equipment assets to the estimated fair value of the business, based on the expected selling price less estimated cost to sell. These losses were included in loss from discontinued operations, net of tax, in AQN’s Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss. The impairment will be updated, if necessary, based on the final sale price, after any adjustments at closing.
.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Assets held for sale (continued)
The fair value of the assets reclassified as held for sale was primarily determined based on the purchase price included in the purchase and sale agreement.
The consideration from the sale included an Earn Out component the fair value of which was determined based on the expected cash flows from certain wind assets. These future cash flows have been discounted to reflect their current present values.
AQN has elected not to separately disclose discontinued operations on AQN’s Unaudited Interim Consolidated Statements of Cash Flows. The following table summarizes AQN’s cash flows from discontinued operations.

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Cash flows provided by (used in)
Operating activities[1]	$2,718	$42,628	$79,501	$78,670
Investing activities	(24,149)	(128,611)	(134,295)	(241,723)
1 For the three and the nine months ended September 2024, operating activities includes net changes in non-cash operating items of $8,710 and $23,376, respectively (2023 - $22,009 and $(3,235), respectively).
(a)Long-term investments
(i)Equity-method investees and development loans receivable from equity investees
The discontinued operations have non-controlling interests in operating renewable energy facilities and projects under construction. The discontinued operations have non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $299,145 (December 31, 2023 - $343,713), including investments in VIEs of $65,652 (December 31, 2023 - $105,991).
During the nine months ended September 30, 2024, the discontinued operations made capital contributions of $9,074 to the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond) and $6,039 to projects under construction.
Summarized combined information for AQN's investments in partnerships and joint ventures is as follows:

	September 30,	December 31,
	2024	2023
Total assets	$2,190,298	$2,654,262
Total liabilities	1,145,210	1,572,471
Net assets	$1,045,088	$1,081,791
AQN's ownership interest in the entities	281,390	300,522
Difference between investment carrying amount and underlying equity in net assets(a)	17,755	43,191
AQN's investment carrying amount for the entities	$299,145	$343,713
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the discontinued operations in regards to the investments and transaction costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Assets held for sale (continued)
(a)Long-term investments (continued)
(i)Equity-method investees and development loans receivable from equity investees (continued)
Summarized combined information for the discontinued operations’ equity method investees (presented at 100%) is as follows:

	Nine months ended
	September 30
	2024	2023
Revenue	$110,418	$30,443
Net loss	(35,073)	(15,786)
Other comprehensive income (b)	17,726	31,726
Net loss attributable to AQN	$(26,994)	$(7,661)
Other comprehensive income attributable to AQN (b)	$10,028	$6,167
(b) Other comprehensive income (loss) represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge.

Development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The discontinued operations have committed loan and credit support facilities with some of its equity investees. During construction, the discontinued operations have agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of September 30, 2024, the discontinued operations had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided to all equity investees as of September 30, 2024 amounts to $4,805 (December 31, 2023 - $12,666).
Summarized combined information for the discontinued operations’ VIEs is as follows:

	September 30,	December 31,
	2024	2023
AQN's maximum exposure in regards to VIEs
Carrying amount	$65,652	$105,991
Development loans receivable	11,151	130,498
Indirect guarantees of debt on behalf of VIEs	244,206	740,866
Other indirect guarantees and commitments on behalf of VIEs	66,780	303,641
	$387,789	$1,280,996
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. In addition, as of September 30, 2024, the discontinued operations had issued $121,175 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of operating equity-method investees that are not considered VIEs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Assets held for sale (continued)
(b) Long-term debt
Long-term debt classified as held for sale consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		September 30,	December 31,
					2024	2023
Senior unsecured revolving credit facilities	—	2027	N/A		$303,686	$262,609
U.S. dollar borrowings
Senior secured project notes	6.47%	2025		$206,990	206,990	—
Canadian dollar borrowings
Senior unsecured notes (i)	3.75%	2027-2031	C$	1,000,000	738,420	753,266
					$1,249,096	$1,015,875
(i)Discontinuation of hedge accounting: renewable energy business
The Canadian dollar debt within the renewable energy business and the related cross currency interest rate swaps were classified as held for sale. A C$700,000 portion of the Canadian dollar debt was hedged using cross currency interest rate swaps that were designated as cash flow hedges. Hedge accounting was discontinued on the cross currency interest rate swaps when the renewable energy business was classified as held for sale as the forecasted transaction being hedged is no longer probable. As a result, a loss of $16,685, net of tax, was recorded in loss from discontinued operations due to the reclassification of the cash flow hedge reserve from other comprehensive income into earnings.
(c) Commitments
Contractual obligations relating to discontinued operations as of September 30, 2024 is shown below:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Service agreements	$55,218	$56,118	$50,093	$53,981	$54,580	$236,297	$506,287
Capital projects	8,828	—	—	—	—	—	8,828
Land easements and other	11,000	13,549	13,747	13,920	14,110	516,667	582,993
Total	$75,046	$69,667	$63,840	$67,901	$68,690	$752,964	$1,098,108

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Assets held for sale (continued)
(d) Acquisition of Liberty Construction JV including the Carvers Creek Solar Facility
On September 20, 2024, Liberty Construction (US) JV HoldCo LLC, a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in Liberty Construction (US) JV LLC for consideration of $38,300. The net assets of Liberty Construction (US) JV LLC are comprised mainly of the net assets related to the Carvers Creek Solar Facility. The transaction has been accounted for as an asset acquisition.
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition date.

Liberty Construction JV
Working capital	$(7,802)
Property, plant and equipment	264,817
Long-term debt	(196,158)
Asset retirement obligation	(1,369)
Non-controlling interest	(17,884)
Deferred tax liability	(3,304)
Total net assets acquired	38,300
Less: cash and cash equivalents	560
Net assets acquired, net of cash and cash equivalents	$37,740
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statement presentation adopted in the current period to represent continuing operations.